October 9, 2009

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: American Equity Investment Life Holding Company

Form 10-K for the Fiscal Year Ended December 31, 2008

Form 10-Q for the Quarter Ended March 31, 2009

Form 10-Q for the Quarter Ended June 30, 2009

Definitive Proxy Statement on Schedule 14A Filed April 30, 2009

File No.  001-31911

Dear Mr. Rosenberg:

We are responding to your comments in your letter dated September 17, 2009 with respect to our  Form 10-K for the fiscal year ended December 31, 2008, our Form 10-Q for the quarters ended March 31, 2009 and June 30, 2009 and our Proxy Statement on Schedule 14A filed on April 30, 2009.  We have copied each of the comments immediately preceding our response thereto.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 3 - Legal Proceedings, page 23

1.  Please revise your disclosure to state the names of the opposing parties, including the named plaintiffs in the pending class action law suit, and also describe what relief is sought for each litigation action as well.

Response: A revised disclosure is as follows:

We are a defendant in two cases seeking class action status, including (i) Stephens et al. v. American Equity Investment Life Insurance Company, et. al., in the San Luis Obispo Superior Court, San Francisco, California (complaint filed November 29, 2004) (the “SLO Case”) and (ii) McCormack, et al. v. American Equity Investment Life Insurance Company, et al., in the United States District Court for the Central District of California, Western Division and Anagnostis v. American Equity, et al., coordinated in the Central District, entitled, In re American Equity Annuity Practices and Sales Litigation (complaint filed September 7, 2005) (the “Los Angeles Case”).

The plaintiffs in the SLO Case seeks to represent a class of individuals who are California residents and who either purchased their annuity from us through a co-defendant marketing organization or who purchased one of a defined set of particular annuities issued by us. The named plaintiffs in this case are: Chalys M. Stephens and John P. Stephens.  Plaintiffs seek injunctive relief and restitution on behalf of all class members under California Business & Professions Code section 17200 et seq.; compensatory damages for breach of contract and breach of fiduciary duty; other pecuniary damages under California Civil Code section 1750 and California Welfare & Institutions Codes section 15600 et seq.; and punitive damages under common law causes of action for fraud and breach of the covenant of good faith and fair dealing.  On November 3, 2008, the court issued an order certifying the class.  We are vigorously defending the underlying allegations and are seeking to decertify a portion of the class and may seek to decertify the entire class after further discovery into the merits of the case.

The Los Angeles Case is a consolidated action involving several lawsuits filed by individuals, and the individuals are seeking class action status for a national class of purchasers of annuities issued by us.  The named plaintiffs in this consolidated case are Bernard McCormack, Gust Anagnostis by and through Gary S. Anagnostis and Robert C. Anagnostis, Regina Bush by and through Sharon Schipiour, Lenice Mathews by and through Mary Ann Maclean and George Miller.   The allegations generally attack the suitability of sales of deferred annuity products to persons over the age of 65.  The plaintiffs seek recessionary and injunctive relief including restitution and disgorgement of profits on behalf of all class members under California Business & Professions Code section 17200 et seq. and Racketeer Influenced and Corrupt Organizations Act; compensatory damages for breach of fiduciary duty and aiding and abetting of breach of fiduciary duty; unjust enrichment and constructive trust;  and other pecuniary damages under California Civil Code section 1750 and California Welfare & Institutions Codes section 15600 et seq. We are vigorously defending against both class action status as well as the underlying claims.

Management’s Discussion and Analysis

Critical Accounting Policies

Derivative Instruments - Index Products, page 31

2.  Please revise to disclose the counterparties’ and your non-performance risk rates used and why you believe these rates are appropriate in your circumstances.  Describe the model and assumptions used to determine the rates.  In addition, include a sensitivity analysis of the reasonably likely changes in the assumptions underlying non-performance credit risk.

Response: We do not consider the accounting for the call options purchased to fund our index credits as a critical accounting policy.  We included this description to assist the reader in understanding the hedging process we use to provide the income needed to fund the annual index credits on our index policies.  We will revise our disclosure to move the discussion of the accounting for the call options in Critical Accounting Policies to the Financial Condition section of our Form 10-K.  We will also revise our discussion of the sensitivity analysis of the reasonably likely changes in the assumptions underlying the calculation of our policy liabilities for index annuities.  A revised disclosure is as follows:

Policy Liabilities for Index Annuities

We offer a variety of index annuities with crediting strategies linked to the S&P 500 Index and other equity and bond market indices.  We purchase call options on the applicable indices as an investment to provide the income needed to fund the annual index credits on the index products.  See Financial Condition - Derivative Instruments.    Certain derivative instruments embedded in the index annuity contracts are recognized in the consolidated balance sheet at their fair values and changes in fair value are recognized immediately in our consolidated statements of operations in accordance with Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS 133”).

Under SFAS 133, the contractual obligations for future annual index credits are treated as a “series of embedded derivatives” over the expected life of the applicable contracts.  Policy liabilities for index annuities are equal to the sum of the “host” (or guaranteed) component and the embedded derivative component for each index annuity policy.  The host value is established at inception of the contract and accreted over the policy’s life at a constant rate of interest.  We estimate the fair value of the embedded derivative component at each valuation date by (i) projecting policy contract values and minimum guaranteed contract values over the expected lives of the contracts and (ii) discounting the excess of the projected contract value amounts at the applicable risk free interest rates adjusted for our non-performance risk related to those liabilities.  The projections of policy contract values are based on our best estimate assumptions for future policy growth and future policy decrements.  Our best estimate assumptions for future policy growth include assumptions for the expected index credit on the next policy anniversary date which are derived from the fair values of the underlying call options purchased to fund such index credits and the expected costs of annual call options we will purchase in the future to fund index credits beyond the next policy anniversary.  The projections of minimum guaranteed contract values include the same best estimate assumptions for policy decrements as were used to project policy contract values.  The amounts reported in the consolidated statements of operations as “Interest credited to account balances” represent amounts credited to policy liabilities pursuant to SFAS 97 which include index credits through the most recent policy anniversary.  The amounts reported in the consolidated statements of operations as “Changes in fair value of embedded derivatives” equal the change in the difference between policy benefit reserves for index annuities under SFAS 133 and

SFAS 97 at each balance sheet date.

In general, the change in the fair value of the embedded derivatives will not correspond to the change in fair value of the purchased call options because the purchased call options are one year options while the options valued in the embedded derivatives represent the rights of the contract holder to receive index credits over the entire period the index annuities are expected to be in force, which typically exceeds 10 years.

The most sensitive assumption in determining policy liabilities for index annuities is the rates used to discount the excess projected contract values. As indicated above, the discount rate reflects our non-performance risk.   If the discount rates used to discount the excess projected contract values at December 31, 2008 were to increase by 100 basis points, our reserves for index annuities would decrease by $59.8 million recorded through operations as a decrease in the change in fair value of embedded derivatives and there would be a corresponding decrease of  $39.2 million to our combined balance for deferred policy acquisition costs and deferred sales inducements recorded through operations as an increase in amortization of deferred policy acquisition costs and deferred sales inducements .  A decrease by 100 basis points in the discount rate used to discount the excess projected contract values would increase our reserves for index annuities by $66.1 million recorded through operations as a increase in the change in fair value of embedded derivatives and increase our combined balance for deferred policy acquisition costs and deferred sales inducements by $30.5 million recorded through operations as a decrease in amortization of deferred policy acquisition costs and deferred sales inducements.

Financial Condition

Derivative Instruments

Our derivative instruments primarily consist of call options purchased to provide the income needed to fund the annual index credits on our index annuity products. The  fair value of the call options is based upon the amount of cash that would be required to settle the call options obtained from the counterparties adjusted for the non-performance risk of the counterparty.  The non-performance risk for each counterparty is based upon its credit default swap rate.  The company has no performance obligations related to the call options.

Deferred Policy Acquisition Costs and Deferred Sales Inducements, page 32

3. Please provide a sensitivity analysis with regards to deferred policy acquisition costs and deferred sales inducement amortization reflecting changes in assumptions underlying your projections.

Response: A revised sensitivity analysis disclosure is as follows:

Estimated future gross profits vary based on a number of  sources including investment spread margins, surrender charge income, policy persistency, policy administrative expenses and realized gains and losses on investments including credit  related other than temporary impairment losses.  Estimated future gross profits are most sensitive to changes in investment spread margins which are the most significant component of gross profits.   If estimated gross profits for all future years on business in force at December 31, 2008 were to increase by 10%, our combined balance for deferred policy acquisition costs and deferred sales inducements at December 31, 2008 would increase by $41.8 million recorded through operations as a decrease to amortization of deferred policy acquisition costs and deferred sales inducements.  Correspondingly, a 10% decrease in estimated gross profits for all future years would result in a $46.6 million decrease in the combined December 31, 2008 balances recorded through operations as an increase to amortization of deferred policy acquisition costs and deferred sales inducements.

Financial Condition

Investments, page 41

4.  Please revise your disclosure to explain why losses of $11.6 million on equity securities with a fair value of $20.3 million at December 31, 2008 that have been in a continuous loss position for more than 12 months were not considered to be other than temporary impairments and recognized as a loss.  In addition, please provide us quantified information on losses for more than nine months and more than six months explaining why those losses were not considered to be other than temporary.  Please tell us if any of these equity securities at December 31, 2008 were subsequently sold and a realized loss was recognized.

Response:  At December 31, 2008, the cost and estimated fair value of equity securities in an unrealized loss position and the number of months in an unrealized loss position were as follows:

	Number of Securities	Cost	Fair Value	Gross Unrealized Losses
	(Dollars in thousands)
Less than six months	8	$23,453	$17,634	$(5,819)
Six months or more and less than nine months	4	9,000	5,905	(3,095)
Nine months or more and less than twelve months	4	12,000	6,554	(5,446)
Twelve months or more	8	31,976	20,358	(11,618)
	24	$76,429	$50,451	$(25,978)

The equity securities summarized above consist of 2 common stocks with a cost of $2.955 million and a fair value of $2.600 million and 22 perpetual preferred stocks that are rated investment grade by the nationally recognized securities rating organizations.  At December 31, 2008, the common stock securities were in an unrealized loss position for less than 3 months, and based on our analysis of the issuers’ financial condition and near-term prospects we concluded that the securities were not other than temporarily impaired as we expected full price recovery within a reasonable period of time.

We assess impairments on investment grade perpetual preferred stocks that are absent credit deterioration similar to debt securities.  In our assessment of these unrealized losses, we determined that none of the issuers had suspended scheduled preferred dividends, nor had any plans to suspend dividend payments.  We analyzed the issuers’ cash flows and projections of cash flows and determined that they were sufficient to continue to pay preferred dividends.  Additionally, in review of their financial position and operations we determined that the unrealized losses were primarily a result of investor concerns surrounding the  global financial crisis and deepening recession that were caused by tight credit markets.  Our conclusion regarding the investment grade perpetual preferred stocks in an unrealized loss position at December 31, 2008, was that the securities were not other than temporarily impaired due to our ability to continue to receive all expected cash flows on our investment from continued preferred dividend payments, and our ability to recover our investment by holding these investments to at least price recovery since we have the intent and ability to hold until such price recovery.

None of the equity securities in an unrealized loss at December 31, 2008 were subsequently sold and a loss realized.

A revised disclosure is as follows:

Equity securities: The unrealized losses on equity securities, which are primarily investment grade perpetual preferred stocks with exposure to REITS, investment banks and finance companies, are due to the instability in the financial markets and a further deterioration in the economy.  All of the equity securities in an unrealized loss position for 12 months or more and a majority of the securities in an unrealized loss position for less than 12 months are investment grade perpetual preferred stocks that are absent credit deterioration.  A deepening recession due to tight credit markets and a difficult housing market have raised concerns in regard to earnings and dividend stability in many companies which directly affect the values of these securities.

5.  You state on page 47 that “where there is a decline in market value of equity securities, other than temporary impairment is not recognized when we anticipate a recovery of cost within a reasonable period of time.”  Please clarify what you mean by “reasonable period of time.”

Response: A  revised disclosure is as follows:

Where the decline in market value of debt securities is attributable to changes in market interest rates or to factors such as market volatility, liquidity and spread widening, and we anticipate recovery of all contractual or expected cash flows, we do not consider these investments to be other than temporarily impaired because we have the ability and intent to hold these investments until a recovery of amortized cost, which may be maturity.  For equity securities, we recognize an impairment charge in the period in which we determine that the security will not recover to book value within a reasonable period of time. We determine what constitutes a reasonable period of time on a security by-security basis based upon consideration of all the evidence available to us, including the magnitude of an unrealized loss and its duration. In any event, this period does not exceed 18 months from the date of impairment for perpetual preferred securities for which there is evidence of deterioration in credit of the issuer and common equity securities. For perpetual preferred securities absent evidence of a deterioration in credit of the issuer we apply an impairment model, including an anticipated recovery period, similar to a debt security.  We measure impairment charges based upon the difference between the book value of a security and its fair value.

6.  With regards to your commercial mortgage loans on real estate, you indicate that the loan to value ratio is calculated using the underwriting and appraisal at the time the loan was issued.  Please revise to disclose current market values of underlying collateral.

Response: Our commercial mortgage loan portfolio has been directly underwritten by us since inception in 2001 utilizing conservative underwriting standards which are described  on page 54 of our Form 10-K.  Our current practice is to only obtain market value appraisals of the underlying collateral at inception of the loan unless we identify indicators of impairment in our ongoing analysis of the portfolio, in which case, we may obtain a current appraisal of the underlying collateral.  Accordingly, we do not have current market values of the underlying collateral that could be disclosed.  We analyze our loan portfolio for impairment issues by reviewing rent rolls, delinquencies, credit concentrations and national and local economic conditions which we also disclose on page 54.  We determined and disclosed that no specific or general loan loss allowance was necessary at December 31, 2008.

Notes to Consolidated Financial Statements

2. Fair Values of Financial Instruments

Derivative Instruments page F-20

7.  Please revise to explain what “quoted market prices from the counterparties adjusted for the credit risk of the counterparty” represents.  Tell us how it complies with SFAS 157.  Further, revise to clarify the extent that you considered your own non-performance risk.

Response: The terminology used in our disclosure was not clear as we reference quoted market prices obtained from counterparties for the determination of fair values of derivative instruments adjusted for the non-performance risk of the counterparty.  The derivative instruments we own are over the counter derivative transactions and not exchange traded.  Therefore, in compliance with SFAS 157, the fair value of our derivative instruments are based upon the amount of cash that would be received from the counterparty in settlement of the derivative instrument on the reporting date obtained  from the counterparties adjusted  for non-performance risk of each counterparty.  A revised disclosure is as follows:

Derivative instruments: The fair values of the Company’s derivative instruments are based upon the amount of cash that the Company would receive to settle the derivative instrument on the reporting date obtained from the counterparties adjusted for the non-performance  risk of each counterparty.  The non-performance risk for each counterparty is based upon its credit default swap rate.   The Company has no performance obligations  related to the call options purchased to fund its index annuity policy liabilities.

Annuity policy benefit reserves and coinsurance deposits, page F-20

8.  You state that “the company is not required to and has not estimated the fair value of its liabilities under other contracts.”  Please disclose what those other contracts relate to and the authoritative literature that supports your conclusion.

Response: Statement of Financial Accounting Standards No. 107, Disclosures about Fair Value of Financial Instruments requires disclosures about fair value for all financial instruments, whether recognized or not recognized in the statement of financial position, except for those specifically listed in paragraph  8.  Paragraph 8 lists “insurance contracts, other than financial guarantees and investment contracts”, as discussed in SFAS No. 60 and SFAS No. 97 as exceptions to financial instruments that require disclosures of their fair value at each balance sheet date.  The “liabilities under other contracts” that we refer to are either life contracts or annuity contracts that have annuitized and ultimate payments are dependent upon individuals’ lives.   Since they are insurance contracts, we are not required to present the fair value of these types of liabilities.  A revised disclosure is as follows:

Annuity policy benefit reserves and coinsurance deposits: Fair values of the Company’s liabilities under contracts not involving significant mortality or morbidity risks (principally deferred annuities), are stated at the cost the Company would incur to extinguish the liability (i.e., the cash surrender value).  The coinsurance deposits related to the annuity benefit reserves have fair values determined in a similar fashion.  The Company is not required to and has not estimated the fair value of its liabilities under contracts that involve significant mortality or morbidity risks, as these liabilities fall within the definition of insurance contracts that are exceptions from financial instruments that require disclosures of fair value.

Form 10-Q for the Quarter Ended March 31, 2009

Notes to Consolidated Financial Statements

3.  Investments, page 13

9.  With regards to the determination of the credit loss component of a mortgage-backed security discussed on page 18, please disclose the following:

a.	what cash flow modeling techniques you are using (i.e. probability weighted or best estimate) and how these models are developed,
b.	the assumptions used in your cash flow projections,
c.	the cash flow modeling techniques and assumptions your independent third party contributors are using that you compare your analysis to,
d.	the third party assumptions used for default projections, and
e.	the seniority of the tranche within the structure of the securities.

Clarify if these cash flow projections are discounted and how any discount rate is determined.

Response: See revised disclosure in response to comment 10.

10.  Please revise your disclosure of other-than-temporary credit-related impairments to include quantification of the significant inputs used to measure the amount of your credit losses.  Please see paragraph 42 of FSP FAS 115-2 and FAS 124-2.

Response:  We have revised our disclosure to include quantification of the significant inputs used to measure the amount of credit losses on mortgage backed securities.  We did not quantify the significant inputs used to measure the amount of credit losses on two corporate bonds as the amount of credit loss was immaterial.   We will quantify significant assumptions used to measure credit losses on corporate bonds in future filings considering materiality.  A revised disclosure is as follows:

The determination of the credit loss component of a mortgage-backed security is based on a number of factors.  The primary consideration in this evaluation process is the issuer’s ability to meet current and future interest and principal payments as contractually stated at time of purchase.  Our review of these securities includes an analysis of the cash flow modeling under various default scenarios considering independent third party benchmarks, the seniority of the specific tranche within the structure of the security, the composition of the collateral and the actual default, loss severity, and prepayment experience exhibited.  With the input of third party assumptions for default projections, loss severity and prepayment expectations, we evaluate the cash flow projections to determine whether the security is performing in accordance with its contractual obligation.

We utilize the models from a leading structured product software specialist serving institutional investors.  These models incorporate each security’s seniority and cash flow structure.  In circumstances where the analysis implies a potential for principal loss at some point in the future, we use the “best estimate” cash flow projection discounted at the security’s current effective yield to determine the amount of our potential credit loss associated with this security.  The discounted expected future cash flows equates to our expected recovery value.  Any shortfall of the expected recovery when compared to the amortized cost of the security will be recorded as the credit loss component of other than temporary impairment.

The cash flow modeling is performed on a security-by-security basis and incorporates actual cash flows on the mortgage-backed securities through the current period, as well as the projection of remaining cash flows using a number of assumptions including default rates, prepayment rates, and loss severity rates.  The default curves we use are tailored to the Prime or Alt-A mortgage-backed securities that we own, which assume lower default rates and loss severity for Prime securities versus Alt-A securities.  These default curves are scaled higher or lower depending on factors such as current underlying mortgage loan performance, rating agency loss projections, loan to value ratios, geographic diversity, as well as other appropriate considerations.  The default curves generally assume lower loss levels for older vintage securities versus more recent vintage securities, which reflects the decline in underwriting standards over the years.

The following table presents the range of significant assumptions used to determine the credit loss component of other than temporary impairments we have recognized on mortgage-backed securities which are all senior level tranches within the structure of the securities:

		Discount Rate		Default Rate		Loss Severity
Sector	Vintage	Min	Max	Min	Max	Min	Max
Prime	2007	6.4%	7.1%	8%	13%	40%	45%

Alt-A	2005	6.1%	6.6%	11%	13%	35%	45%
	2006	6.0%	6.0%	16%	16%	40%	40%
	2007	6.4%	7.5%	19%	23%	45%	45%

The determination of the credit loss component of a corporate bond (including redeemable preferred stocks) is based on the underlying financial performance of the issuer and their ability to meet their contractual obligations.  Considerations in our evaluation include, but are not limited to credit rating changes, financial statement and ratio analysis, changes in management, large changes in credit spreads, breaches of financial covenants, and a review of the economic outlook for the industry and markets in which they trade.  In circumstances where an issuer appears unlikely to meet its future obligation, or the security’s price decline is deemed other than temporary, an estimate of credit loss is determined.  Credit loss is calculated using default probabilities as derived from the credit default swaps markets in conjunction with recovery rates derived from independent third party analysis or a best estimate of credit loss.  This credit loss rate is then incorporated into a present value calculation based on an expected principal loss in the future discounted at the yield at the date of purchase and compared to amortized cost to determine the amount of credit loss associated with the security.

Form 10-Q for the Quarter Ended June 30, 2009

Notes to the Consolidated Financial Statements

7. Income Taxes, page 25

11.  You eliminated the entire valuation allowance of $34.5 million as of June 30, 2009 which was initially recorded at December 31, 2008.  Please disclose the fact and circumstances that occurred during the second quarter that changed the more likely than not assumption regarding your future taxable income form capital gain sources.

Response:    A revised disclosure is as follows:

In 2008, we recorded a valuation allowance of $34.5 million on deferred income tax assets related to capital loss carryforwards and other than temporary impairments on investment securities, as utilization of the income tax benefits from a portion of these items was not more likely than not due to the fact that we had insufficient future taxable income from capital gain sources.  The valuation allowance was eliminated at June 30, 2009 due to an increase in anticipated future taxable income from capital gain sources, offset in part by a smaller increase in the amount of other than temporary impairments that give rise to the deferred income tax asset for which a valuation allowance is necessary.  The increase in anticipated future taxable income from capital gain sources resulted from an increase in unrealized gains on securities in our available for sale investment portfolio which may be sold as part of a tax planning strategy to generate capital gains to offset capital losses.

Management’s Discussion and Analysis

Results of Operations, page 31

12.  Please revise to explain the reason that your losses on call options purchased to fund annual index credits on index annuities for the six months ended June 30, 2009 did not appear to economically hedge the increase in your embedded derivative liability associated with those index annuities as shown on your statements of operations.  In this revised disclosure, also describe any revised investment strategy and why you changed it.

Response: We do not believe a revision of our disclosure is necessary as the Company has not revised its investment strategy and we adequately presented the reasons for the fluctuations in the change in the fair value of embedded derivatives.  In general, the change in the fair value of the embedded derivatives will not correspond to the change in fair value of the purchased call options because the purchased call options are one year options while the liabilities valued in the embedded derivatives represent the rights of the contract holder to receive index credits over the entire period that the fixed index annuities are expected to be in force.  The period that these annuities are expected to be in force typically exceeds 10 years.   The hedging strategy is to purchase one year call options that will fund the potential annual index credit on the next anniversary date of each individual annuity contract.  If the indices to which the annuity credits are derived perform in a manner that results in dollars being credited to the policyholder liabilities, it is expected that the call options will be settled and will result in positive cash flows to the Company in amounts comparable to the policyholders’ accounts.

We reference in our June 30, 2009 Form 10-Q on page 33 within the explanation of the change in fair value of derivatives we reference our Critical Accounting Policies - Derivative Instruments - Index Products included in Management’s Discussion and Analysis included in our Annual Report on Form 10-K for the year ended December 31, 2008  where we disclose that in general, the change in fair value of the embedded derivatives will not correspond to the change in fair value of the purchased call options.  We  presented on page 34 of our June 30, 2009 Form 10-Q in the explanation of interest sensitive and index product benefits,  that our index credits on index policies totaled $10.2 million and $17.5 million for the three and six months ended June 30, 2009, respectively.  This compares to the proceeds received upon expiration of the call options purchased to fund the annual index credits presented in the paragraph following the table on page 34.  These proceeds totaled $2.7 million and $5.0 million for the three and six months ended June 30, 2009.

The results of the hedging strategy (i.e. index credits on index policies compared to proceeds received upon expiration of call options) for the three and six month periods ended June 30, 2009, were affected by expired options that we purchased from Lehman for which we did not receive payment.  These options would have resulted in cash proceeds upon expiration totaling $6.5 million and $9.4 million for the three and six months ended June 30, 2009.  This was disclosed on page 33 of our June 30, 2009 Form 10-Q within the explanation of the change in fair value of derivatives.

Financial Condition

Investments, page 37

13.  Please revise your disclosure to explain the difference between the table presented on page 45 (amortized cost and fair value of securities that had unrealized losses greater than 20%) and the table presented on page 47 (amortized cost and fair value of securities on the “watch list”).  In this regard, it appears that the table on page 45 indicates no securities with unrealized losses greater than 20% that were in an unrealized loss position twelve months or greater, while the table on page 47 appears to indicate the existence of securities with unrealized losses greater than 20% that were in an unrealized loss position twelve months or greater.

Response: We determined that the table presented on page 45 (amortized cost and fair value of securities that had unrealized losses greater than 20%) incorrectly indicated that there were no securities with unrealized losses greater than 20% that were in an unrealized loss position twelve months or greater as of June 30, 2009.  The revised table is as follows:

At June 30, 2009 and December 31, 2008, the amortized cost and estimated fair value of fixed maturity securities (excluding United States Government and United States Government sponsored agency securities) and equity securities that had unrealized losses greater than 20% and the number of months in an unrealized loss position greater than 20% were as follows:

June 30, 2009	Number of Securities	Amortized Cost	Carrying Value	Gross Unrealized Losses
		(Dollars in thousands)
Investment grade:
Less than six months	34	$369,163	$276,295	$(92,868)
Six months or more and less than twelve months	8	57,458	40,218	(17,240)
Twelve months or greater	8	43,101	31,911	(11,190)
Total investment grade	50	469,722	348,424	(121,298)
Below investment grade:
Less than six months	38	563,702	402,804	(160,898)
Six months or more and less than twelve months	36	452,465	309,022	(143,443)
Twelve months or greater	8	35,729	23,408	(12,321)
Total below investment grade	82	1,051,896	735,234	(316,662)
Equity securities:
Less than six months	4	20,838	10,045	(10,793)
Six months or more and less than twelve months	8	26,000	19,448	(6,552)
Twelve months or greater	1	2,000	1,488	(512)
Total equity securities	13	48,838	30,981	(17,857)
	145	$1,570,456	$1,114,639	$(455,817)

Definitive Proxy Statement on Schedule 14A

Compensation Discussion & Analysis

Base Pay and Discretionary Cash Bonuses, page 21

14.  We acknowledge that you are in the process of reviewing your procedures for granting executive compensation in light of your recent change in senior management.  We note that your past practice has been to have your Chief Executive Officer make recommendations to your Compensation Committee with respect to the compensation paid to other Named Executive Officers.  To the extent that your review has progressed, please provide us with draft disclosure for next year’s proxy statement that reflects your restructured compensation practices.  In particular, we are interested in the factors that will be weighed in determining compensation, including the achievement or lack thereof of any individual and corporate performance objectives and goals.  If these goals are quantitative, e.g., minimum, target or maximum levels of performance, please disclose such levels.  Please also confirm that you will disclose the extent of achievement by the company or individuals of any quantitative or non-quantitative performance criteria, goals or objectives and how this achievement, or lack thereof, impacted all forms of compensation awarded to your NEOs.  Also, if you intend to benchmark your executive compensation against that awarded by peer companies, please disclose this and identify the peer companies.  Your disclosure should be as specific as possible.

Response: The Company’s Annual Meeting typically occurs in early June and the proxy is mailed in late April.  Given that timing, the Compensation Committee has not begun preparation of any CD&A disclosure for 2009.  By way of background, however, the Compensation committee, at its June meeting, approved an increase in salaries for the named executives, other than Mr. Noble.  The increase was made retroactive to January 1, 2009 and was approved following a review of a compensation study prepared by Pearl Meyer & Partners, the Committee’s compensation consultant.  The Committee determined that the Company should increase base salaries to approximate the 25th percentile of the peer group levels over a two year period (2009 and 2010).  The consultant utilized proxy data from 11 insurance companies having total 2007 assets from $4.3 billion to $33.1 billion (Conseco, Inc., American Financial Group, Inc., Reinsurance Group of America, Incorporated, Torchmark Corporation, StanCorp Financial Group, Inc., FBL Financial Group, Inc., OneBeacon Insurance Group, Ltd., National Western Life Insurance Company, Horace Mann Educators Corporation, SWS Group, Inc., Kansas City Life Insurance Company) and public and private survey data from 2008 for the financial service and insurance industries utilizing companies having assets from $4 billion to $34 billion (trend adjusted to January 1, 2009) to develop a blended market consensus base salary, total cash compensation and total direct compensation level for each of the positions of the named executives.  The Committee also approved a Retirement Benefit Agreement for Mr. Noble which provides certain benefits to Mr. Noble in recognition of his past services to the Company and in consideration for his consent to certain post-termination obligations.  Such agreement was filed on a Form 8-K on June 9, 2009.  No decisions have been made at this time regarding the payment of discretionary annual bonuses to the named executives.

We will incorporate the revised disclosures presented above in response to comment 2 and 3 in our Form 10-K for the year ended December 31, 2009, and all other revised disclosures in our Form 10-Q for the quarter ended September 30, 2009.  We acknowledge the following:

•                                          the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing; and

•                                          the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal laws of the United States.

Please let us know if you have additional comments or questions.

Sincerely,
/s/ John M. Matovina
John M. Matovina
Vice Chairman, Chief Financial Officer
and Treasurer